

JESSICA CONTRERAS · 2nd


Fuego Fino, Inc.

CEO of Fuego Fino, Inc | Co-Manager of Women's
Innovation Fund Accelerator (WIF AX, LLC). Impact | QOF.

Tucson, Arizona Area · 500+ connections · **Contact info**

Featured



Fuego Fino 1-Minute Presentation
YouTube

Jessica Contreras, CEO/Founder of Fuego Fino, Inc. expl
her motivations and strategies in founding and expanding
Fuego Fino, Inc. as a company, brand, an...

Experience



Founder/CEO
Fuego Fino, Inc. · Full-time
Jan 2010 – Present · 10 yrs 5 mos
Miami/Fort Lauderdale Area

A Wine & Spirits house who practices environmental responsibility..



Co Manager
WIF AX LLC (Women's Innovation Fund Accelerator).
Feb 2019 – Present · 1 yr 4 mos
Tucson, Arizona Area

WIF AX, LLC. (Women's Innovation Fund Accelertor) is a Qualified Opportunity Fund focused o building women-led organizations within Qualified Opportunity Zones.



Founder
The Aclyd Group, Inc.
Oct 2018 – Present · 1 yr 8 mos
Sheridan, Wyoming

The Aclyd Group, Inc. is an environmental services group dedicated to helping businesses become planet partners by reducing, reusing, and recycling waste. Site assets found at -- https://aclydx.com



Chairperson
The Aclyd Project
2018 – Dec 2018 · less than a year
Nassau, The Bahamas

The Aclyd Project: blockchain based ID verification system & payment processing platform. https://Aclyd.com

Skills & Endorsements

Business Strategy · 17

Glenn Paradis CFA, CAIA and 16 connections have given endorsements for this skill

Sustainability · 15

Glenn Paradis CFA, CAIA and 14 connections have given endorsements for this skill

Blockchain · 14

Glenn Paradis CFA, CAIA and 13 connections have given endorsements for this skill

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Recommendations

Received (1)   Given (1)

 **✨ Danielle Sabrina✨**

🛰 Celebrity/High-Profile CEO Publicist💻 Entrepreneur Magazine's Expert 🪁 Influencer Marketing 🏆 Female Entrepreneur of the Year

March 1, 2019, ✨ Danielle worked with JESSICA but at different companies

Jessica is very strategic in her approach to getting results, is evident in her ability to execute quickly and efficiently at levels. Her demonstrated leadership and diligence within th blockchain space is quite impressive. I highly recommend J to sphere any project!

Accomplishments

2 **Languages**

English • Spanish

2 **Publications**

ARMISTICE: WHEN THE TRUCE BETWEEN TERROR AND FREEDOM BECOMES FEAR • Home Intelligence

